# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Damora Therapeutics, Inc., CIK 0001800315
CUSIP: 36322Q206
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 221 CRESCENT STREET, BUILDING 23, SUITE 105, WALTHAM, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-26-001154
Filed by CIK 0002024579

## Reporting persons
- Jain Global LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jain Holdings LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Jain: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Damora Therapeutics, Inc.
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts 02453

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Jain Global LLC ("Jain Global"), a registered investment adviser, Jain Holdings LLC ("Jain Holdings"), and Mr. Robert Jain (collectively with Jain Global and Jain Holdings, the "Reporting Persons") with respect to the common stock, $0.00001 par value per share ("Shares"), of Damora Therapeutics, Inc. (the "Company") owned by Jain Global Master Fund Ltd (the "Fund").

Jain Global is the investment manager for the Fund. Jain Holdings is the sole member of Jain Global. Mr. Jain is the Chief Executive Officer and Chief Investment Officer of Jain Global, and owns a controlling interest in Jain Holdings.

This Schedule 13G shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Shares covered by this Schedule 13G.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, New York, 10019.
Citizenship: Each of Jain Global and Jain Holdings is organized as a limited liability company under the laws of the State of Delaware. Mr. Jain is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0.0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jain Global LLC: /s/ Noah Goldberg, NOAH GOLDBERG, AUTHORIZED SIGNATORY (05/15/2026)
- Jain Holdings LLC: /s/ Noah Goldberg, NOAH GOLDBERG, AUTHORIZED SIGNATORY (05/15/2026)
- Robert Jain: /s/ Noah Goldberg, NOAH GOLDBERG, ATTORNEY-IN-FACT* (05/15/2026)
Comment: *Noah Goldberg is signing on behalf of Robert Jain as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Jain Global LLC on Schedule 13G for the Company (then Galecto, Inc.) on February 17, 2026.